FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 10, 2004

BIOMIRA INC.

(Translation of registrant’s name into English)

Edmonton Research Park
2011-94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years through calendar year 1996)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):___________________

Item	Page
Quarterly Report of the Company mailed to Shareholders on or about November 10, 2004 for the Third Quarter Ending September 30, 2004 and for the Nine Month Interim Period Ending September 30, 2004	3

Canadian Certification of the Company’s Chief Executive Officer of Interim Filings During the Transition Period (Form 52-109FT2) filed on SEDAR on November 10, 2004	18

Canadian Certification of the Company’s Chief Financial Officer of Interim Filings During the Transition Period (Form 52-109FT2) filed on SEDAR on November 10, 2004	19

Signature	20

BIOMIRA INTERIM REPORT 2004
For the 9 months ended September 30, 2004

Registered Shareholders

Computershare Trust Company of Canada

9th Floor, 100 University Ave Toronto, ON M5J 2Y1 Canada
Toll Free North America:	1-800-564-6253
International:	1-514-982-7555
Toll Free North America Fax:	1-866-249-7555
International Fax:	1-416-263-9524
E-mail: service@computershare.com
Internet: www.computershare.com

Stock Listings and Symbols
Toronto Stock Exchange: BRA
Nasdaq National Market: BIOM

Contact: Jane Tulloch
Director, Investor Relations
Phone: 780-490-2812
E-mail: ir@biomira.com

We invite you to visit our web site at www.biomira.com or call our investor relations department toll free at 1-877-234-0444 Ext.812.

QUARTERLY REPORT TO SHAREHOLDERS: 2004 Third Quarter Report

Corporate Update

BLP25 Liposome Vaccine (L-BLP25)

Positive news dominated the third quarter with notification that the US Food and Drug Administration (FDA) had granted Fast Track status for L-BLP25 and also that the results from the Phase IIb clinical trial in patients with non-small cell lung cancer (NSCLC) are scheduled to be presented to a scientific audience at the European Society of Medical Oncology (ESMO) meeting in Vienna on November 1st.

On September 29th, we announced the FDA granted Fast Track status for the development of L-BLP25 for use in the treatment of NSCLC. The Fast Track program is designed to facilitate the development and expedite the review of drugs that are both intended to treat serious or life-threatening conditions and that have the potential to address unmet medical needs.

Such a designation opens the door for potential increased interaction with the FDA as our product candidate moves through the clinical trial process. Also, upon completion of a successful confirmatory clinical trial, we may be eligible to file a U.S. biologics license application (BLA) on a rolling basis, which means the FDA could potentially review the data as it is received. Additionally, L-BLP25 may be eligible for a priority review, which could decrease the FDA review period and time to market approval.

Providing a new treatment option for men and women with NSCLC is an important focus for Biomira and its collaborator, Merck KGaA of Darmstadt, Germany. The FDA’s Fast Track status designation is an important step in bringing this goal to reality. If the drug shows efficacy in the planned confirmatory study, Fast Track status could allow the Companies to make the drug available to patients sooner.

A recent article in the New England Journal of Medicine (July 29, 2004) outlined the advantages of a Fast Track designation, from the authors’ perspective:

•	It allows close communication with the FDA throughout the planning of clinical trials and regulatory review.

•	Close communication enhances the predictability of FDA decision-making (managing risk).

•	Companies with Fast Track designation are more likely to receive priority review once a BLA has been submitted for approval.

•	If priority review is granted, the FDA’s target review period is six months instead of ten months.

Another important process in drug development is the presentation of clinical trial results at a peer-reviewed scientific forum. Results from the L-BLP25 Phase IIb study are scheduled for presentation at the European Society of Medical Oncology Meeting on November 1st. The meeting will be in Vienna, Austria. Dr. Charles Butts, lead clinical investigator on the Phase IIb study, presented the data at this prestigious conference.

Biomira is committed to discussing our clinical data with other regulatory agencies regarding the possibility of an early application for approval.

Simultaneous with plans for the upcoming larger confirmatory study of L-BLP25, the Companies are planning a small clinical safety trial. This is expected to incorporate manufacturing changes. This trial is not expected to impact timelines for the start of the confirmatory study.

Theratope® Vaccine

Prior to commercialization in Canada, the U.S., Europe and Japan, a confirmatory study in the subset of patients from our previous Phase III breast cancer trial who had longer survival on the vaccine arm will probably be required. To supply such a study, Biomira is planning manufacture of new Theratope material. A change to the adjuvant component, which is expected to decrease the frequency of patient injection site reactions, will be made for the new material. Part of the comparability plan evaluating this change will be a small clinical study to measure the safety and immunogenicity of the new material. This study is expected to commence in the first half of 2005. While the Company seeks a collaborative partner to develop Theratope further, it continues to explore the mechanism of action for Theratope. The Company also hopes to know in 2005 about possible opportunities in other countries for early registration based on the current data, prior to commencement of a confirmatory trial. Results from the small clinical study would likely be beneficial in discussions with potential partners for Theratope.

Alex McPherson, MD, PhD
President and Chief Executive Officer

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), prepared as at October 15, 2004, should be read in conjunction with the unaudited consolidated financial statements and accompanying notes for the nine months ended September 30, 2004, included hereafter, as well as the audited consolidated financial statements and MD&A for the fiscal year ended December 31, 2003. Except as discussed below, all other factors referred to and discussed in the MD&A for fiscal 2003 remain substantially unchanged.

Overview of the Business

Biomira Inc. is an international biotechnology company operating primarily in a single business segment, the research and development of innovative therapeutic approaches to cancer management. The Company is focused on developing synthetic vaccines and novel strategies for cancer immunotherapy. Immunotherapy is a treatment approach designed to induce protective immune responses that will control the growth of cancers, prevent or delay metastasis or spreading, and increase the survival of cancer patients. Biomira’s strategic mission is to become a forward integrated, global products-oriented biotechnology company.

Biomira’s lead product candidates currently under research and development, BLP25 Liposome Vaccine (L-BLP25) for non-small cell lung cancer (NSCLC) and Theratope® for breast cancer are in late stage clinical testing. The Company and its collaborator for L-BLP25, Merck KGaA of Darmstadt, Germany, recently announced that the U.S. Food & Drug Administration (FDA) has granted Fast Track status to the investigation of L-BLP25 for its proposed use in the treatment of NSCLC. The FDA’s Fast Track programs are designed to facilitate the development and expedite review of drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. With Fast Track designation, there may be more frequent interactions with the FDA during the development of a product and eventually a company may be eligible to file a U.S. biologics license application (BLA) on a rolling basis as data becomes available. This permits the FDA to review a filing as it is received, rather than waiting for the entire document prior to commencing the review process. Due to the nature of these types of products, BLAs filed with Fast Track status are generally eligible for priority review, which could decrease the typical review period.

Biomira submitted the Fast Track application for L-BLP25 to the FDA on the strength of encouraging results from a controlled, randomized Phase IIb study in Stage IIIB and IV NSCLC patients, announced in the first quarter of 2004, which is to be

Management’s Discussion and Analysis of Financial Condition and Results of Operations

presented at the European Society of Medical Oncology meeting to be held in Vienna, Austria, on November 1st. Plans are now underway for a confirmatory study that will likely be required prior to approval in the U.S., Europe, and Japan. At the same time, Biomira continues to explore opportunities for early registration for L-BLP25 with other regulatory agencies based on the current data and is planning a small clinical safety trial expected to incorporate manufacturing changes.

In the third quarter, the Company completed enrolment in the Phase II Theratope single-arm study treating women with metastatic breast cancer who are also being treated concurrently with aromatase inhibitors, a type of hormonal therapy, or Faslodex® (fulvestrant), an estrogen-receptor antagonist. The trial enrolled 100 women in the United States. The study’s primary objective is to determine the response of the immune system in these women. Additional endpoints are the safety and tolerability of this combination of treatment. Immunology data is expected to be available in 2005. This study may provide useful information relating to the prestratified subset of hormonal therapy plus Theratope-treated patients in the Phase III metastatic breast cancer trial. Biomira is also in the process of planning a small clinical trial to measure safety and immunogenicity for Theratope. This study would be done in advance of a larger confirmatory study that may be required prior to a potential approval in countries such as Canada, the U.S., Europe and Japan. The clinical experience trial is expected to commence in the first half of 2005.

In the second quarter, Biomira announced that Merck KGaA had returned the rights for development and commercialization of Theratope to Biomira. The Company is currently seeking a new collaborator prior to further development of this product candidate. At the same time, the Company continues to explore opportunities for early registration for Theratope based on the current data, prior to commencement of a confirmatory trial.

With the successful negotiation of a collaborative arrangement with CancerVac for future commercial rights to its Mannan — MUC1 Fusion Protein (MFP) technology, Biomira has not only added a significant and complementary technology to its core platform, but a promising new product candidate to its pipeline. In July, CancerVac commenced a Phase II trial involving patients with progressive ovarian cancer. The trial is expected to recruit up to 20 ovarian cancer patients. Upon conclusion of this trial, and contingent on the results, Biomira may acquire either 100% or 50% of the future commercial rights, or only a royalty stream, for the MFP technology.

Results of Operations

Financial results for the nine months ended September 30, 2004 reflect a consolidated net loss from operations of $8.6 million or $0.12 per share compared to $14.3 million or $0.25 per share for the same period in 2003. The decreased loss of $5.7 million in 2004 arises from higher revenues of $5.2 million, lower research and development expenditures of $1.7 million, lower marketing and business development expenses of $0.3 million, offset by stock compensation expense of $0.8 million and higher general and administrative expenses of $0.7 million. The increased revenues result from licensing revenues recognized in the second quarter as a result of recognition into income of the remaining deferred revenue balance related to Theratope due to the return of Theratope development and commercialization rights by Merck KGaA announced in June 2004.

Revenues

Contract research and development revenue for the nine months ended September 30, 2004, totalling $1.3 million compared to $2.0 million for the same period in 2003, represents contract research and development funding received from Merck KGaA associated with Theratope and L-BLP25. The decreased funding reflects a lower level of clinical activity with the wind down of the Theratope Phase III trial, and unblinding of the L-BLP25 Phase IIb trial results. Licensing revenues from collaborative arrangements for the nine months ended September 30, 2004, totalling $6.5 million compared to $0.8 million for the same period in 2003, represents the amortization of upfront payments received from Merck KGaA and upfront sub-licensing fee from CancerVac upon commencement of the respective collaborations. The second quarter included an addition to income of $5.9 million representing the recognition into income of the remaining deferred revenue balance from Merck KGaA related to Theratope. Finally, the increase of $0.2 million in licensing, royalties and other revenue relates to contract manufacturing activities utilizing various Biomira patented technologies and compounds for external customers.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Research and Development

Research and development expenditures for the nine months ended September 30, 2004 totalled $10.2 million compared to $11.9 million for the same period in 2003. The decrease in research and development expenditures, which affects the amount of collaborative funding revenue, is similarly attributable to winding down of clinical activities. Expenditures to date include confirmatory L-BLP25 clinical trial anticipatory costs including development of clinical protocols and procurement and manufacturing of clinical materials. In addition, other costs include clinical site wrap up expenses of existing clinical trials, and expenditures related to the follow up investigation into the mechanism of action for the Theratope hormone treatment subset.

General and Administrative

General and administrative expenses for the nine months ended September 30, 2004 totalled $4.7 million compared to $4.0 million for the same period in 2003. The increase of $0.7 million is mainly due to expenses related to the shelf registration as well as incremental costs related to the settlement of an outstanding litigation in the first quarter.

Marketing and Business Development

Marketing and business development expenditures for the nine months ended September 30, 2004 totalled $1.0 million compared to $1.3 million for the same period in 2003. The decrease of $0.3 million results from a reduction in pre-launch activities due to the delay in commercialization of Theratope. Marketing and business development expenditures include corporate administrative expenses associated with these functions, as well as costs associated with licensing activities related to pre-clinical and early stage technologies.

Stock Compensation Expense

Stock compensation expense of $0.8 million for the nine months ended September 30, 2004 represents the amortization of the estimated fair value of options granted since January 1, 2002 applicable to the current period. The retroactive application of CICA Handbook Section 3870 with respect to recognition of stock compensation expense for 2002 and 2003 resulted in a $1.6 million charge to opening deficit.

Investment and Other Income

Investment and other income for the nine months ended September 30, 2004, totalling $0.5 million, was similar to the same period in 2003. Investment and other income comprise income from cash and investments, non-operating income, and foreign exchange gains and losses. Income from cash and investments totalled $0.5 million for the nine months ended September 30, 2004 compared to $0.9 million for the same period in 2003 as a result of lower average cash and investment balances. This reduction in investment income has been offset by a net foreign exchange gain of $0.03 million for the nine months ended September 30, 2004 compared to a net foreign exchange loss of $0.4 million for the same period in 2003.

Liquidity and Capital Resources

Biomira’s financial reserves total $26.8 million in cash and short-term investments as at September 30, 2004, a decrease of $14.7 million from the year end position due to funding of operations. Current and projected cash burn is expected to remain at this level until the Company has finalized its clinical strategy and received clearance from the regulatory agencies to undertake new clinical studies for L-BLP25 and Theratope. As soon as the extent of future expenditures is known, Biomira will implement a business and financial plan to execute and fund these initiatives.

Outlook

Until L-BLP25 and Theratope receive regulatory approval and are successfully commercialized, Biomira will continue to incur operating losses. The magnitude of these operating losses will be largely affected by the timing and scope of future clinical trials and pre-launch activities related to the Company’s lead products, as well as any new initiatives. Finally, the duration of the pre-operating losses will depend on the scientific results of such clinical trials.

Biomira has sufficient cash on hand to fund current levels of operations through 2005. However, contingent on ongoing discussions with regulatory agencies regarding plans for advancing the product candidates, funding for new clinical programs is expected to be required by the beginning of 2005. Consequently, the Company will consider obtaining additional funding in late 2004 or early 2005 via

Management’s Discussion and Analysis of Financial Condition and Results of Operations

several means, which may include directly accessing capital markets, raising funds through the out-licensing of technologies or engaging in potential acquisitions or mergers.

Risks and Uncertainties

As described in the Outlook, the immediate risks and uncertainties facing Biomira may include: the ability to attract a new collaborator to further develop Theratope; the ability to demonstrate a scientific rationale for the mechanism of action to support the statistically significant clinical benefit observed in the Theratope Phase III subset of patients on hormonal therapy; timely and favourable regulatory clearance for potential Theratope confirmatory trials, timely and favourable regulatory clearance for a planned registration trial for L-BLP25 in NSCLC; outcomes associated with the exploration of potential registration opportunities for both L-BLP25 and Theratope based on the current data sets; and the Company’s success in generating sufficient new capital on acceptable terms and on a timely basis. In the near and long term, the ability to secure financing will depend on several factors, such as: the Company’s prospects and favourable equity market conditions; the costs and timelines required to obtain regulatory approval for Biomira’s lead product candidates, L-BLP25 and Theratope; the ability to patent and defend Biomira’s intellectual property; timely progression and favourable outcomes of current and future clinical studies; recruitment and retention of key personnel; and the Company’s ability to in-license complementary products and technology to build up its pipeline.

Other business risks and uncertainties have not changed significantly from those disclosed in the MD&A in Biomira’s 2003 annual report and in other regulatory filings.

Changes in Accounting Policies and Accounting Estimates

Effective January 1, 2004, the Company adopted the fair value method of accounting for stock options awarded to employees on or after January 1, 2002 as required by amended CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. As permitted by the transitional provisions of Section 3870, the change was adopted retroactively without restatement. Under Section 3870, the fair value of stock options is recognized over the applicable vesting period as a charge to stock compensation expense and a credit to contributed surplus. When options are exercised, the proceeds are credited to share capital, and the applicable fair value reclassified from contributed surplus to share capital. Retroactive application of Section 3870 resulted in the opening balances of deficit, contributed surplus, and share capital being increased by $1,573, $1,546, and $27 (in thousands), respectively, as though the fair value method had been applied since January 1, 2002.

For U.S. GAAP, the Company will continue measuring compensation expense using the intrinsic value based method for stock options granted to employees and provide pro-forma disclosure of compensation expense as if the fair value method had been applied for awards granted in fiscal periods after December 15, 1994.

Updated Share Information

As at October 15, 2004, the number of issued and outstanding Common shares of the Company was 72,562,357. In addition, there were 4,051,999 warrants and 3,960,000 stock options outstanding that are potentially convertible into an equal number of Common shares. Had the warrants and options been fully exercised, the aggregate number of Common shares outstanding as at October 15, 2004 would be 80,574,356.

Forward-Looking Statements

This report may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing or availability of clinical trial analyses; efficacy, safety and clinical benefit of products; ability to secure, and timing of, regulatory clearances; timing of product launches in different markets; adequacy of financing and reserves on hand; scope and adequacy of insurance coverage; retention and performance of contractual third parties, including key personnel; the achievement of contract milestones; currency exchange rate fluctuations; changes in general accounting policies; and general economic factors. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of the Company’s risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in the United States and Canada.

Consolidated Balance Sheets

(Canadian dollars, in thousands)
(Unaudited)

	September 30	December 31
	2004	2003
ASSETS
Current
Cash and cash equivalents	$6,477	$24,062
Short-term investments	20,304	17,443
Accounts receivable	329	459
Prepaid expenses	187	460

	27,297	42,424
Capital assets (net)	477	641
Long-term investments (Note 3)	264	—

	$28,038	$43,065

LIABILITIES
Current
Accounts payable and accrued liabilities	$1,935	$3,453
Capital lease obligation	25	108
Current portion of deferred revenue (Note 7)	800	1,053

	2,760	4,614
Deferred revenue (Note 7)	1,295	6,671
Class A preference shares	30	30

	4,085	11,315
SHAREHOLDERS’ EQUITY
Share capital (Notes 4, 5)	359,728	359,643
Warrants (Note 4)	8,555	8,555
Contributed surplus (Note 5)	11,236	8,901
Deficit	(355,566)	(345,349)

	23,953	31,750

	$28,038	$43,065

Consolidated Statements of Operations

(Canadian dollars, in thousands, except per share amounts)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
REVENUE
Contract research and development	$418	$414	$1,261	$1,951
Licensing revenue from collaborative agreements (Note 7)	52	264	6,487	790
Licensing, royalties and other revenue	61	1	219	1

	531	679	7,967	2,742

EXPENSES
Research and development	3,163	3,433	10,178	11,847
General and administrative	1,382	1,208	4,739	4,033
Marketing and business development	258	505	1,045	1,335
Stock compensation expense (Notes 2a, 5)	260	—	812	—
Amortization of capital assets	89	112	290	350
Gain on disposal of capital assets	(2)	—	(2)	(58)

	5,150	5,258	17,062	17,507

OPERATING LOSS	(4,619)	(4,579)	(9,095)	(14,765)
Investment and other (expense) income	(167)	150	515	458
Interest expense	(2)	(6)	(5)	(17)

LOSS BEFORE INCOME TAXES	(4,788)	(4,435)	(8,585)	(14,324)
Income tax provision	(16)	(15)	(59)	(18)

NET LOSS	$(4,804)	$(4,450)	$(8,644)	$(14,342)

BASIC AND DILUTED LOSS PER SHARE (Note 6)	$(0.07)	$(0.08)	$(0.12)	$(0.25)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	72,560	59,145	72,560	59,145

Consolidated Statements of Deficit

(Canadian dollars, in thousands)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
DEFICIT, BEGINNING OF PERIOD (Note 5)	$(350,762)	$(336,267)	$(346,922)	$(326,101)
Net loss for the period	(4,804)	(4,450)	(8,644)	(14,342)
Accretion of convertible debentures	—	—	—	(713)
Interest, foreign exchange gain (loss), and carrying charges on convertible debentures	—	—	—	439

DEFICIT, END OF PERIOD	$(355,566)	$(340,717)	$(355,566)	$(340,717)

Consolidated Statements of Cash Flow

(Canadian dollars, in thousands)
(Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
OPERATING
Net loss	$(4,804)	$(4,450)	$(8,644)	$(14,342)
Amortization of capital assets	89	112	290	350
Stock compensation expense (Notes 2a, 5)	260	—	812	—
Increase (decrease) in deferred revenue (Note 7)	542	(264)	(5,893)	(790)
Gain on disposal of capital assets	(2)	—	(2)	(58)
Unrealized foreign exchange loss (gain)	103	(187)	33	233
Net change in non-cash balances from operations
Accounts receivable	47	434	130	625
Prepaid expenses	483	199	273	122
Accounts payable and accrued liabilities	(501)	(581)	(1,529)	(4,703)

	(3,783)	(4,737)	(14,530)	(18,563)

INVESTING
Decrease (increase) in short-term investments	3,730	7,442	(2,861)	17,753
Purchase of capital assets	(47)	(12)	(115)	(12)
Proceeds on disposal of capital assets	2	—	2	73

	3,685	7,430	(2,974)	17,814

FINANCING
Proceeds on issue of common shares, net of issue costs	—	6	35	15,524
Repayment of convertible debentures	—	—	—	(7,826)
Interest on convertible debentures	—	—	—	(91)
Repayment of capital lease obligation	(23)	(38)	(83)	(115)

	(23)	(32)	(48)	7,492

NET CASH (OUTFLOW) INFLOW	(121)	2,661	(17,552)	6,743
Effect of exchange rate fluctuations on cash and cash equivalents	(103)	187	(33)	(233)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(224)	2,848	(17,585)	6,510
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	6,701	12,169	24,062	8,507

CASH AND CASH EQUIVALENTS, END OF PERIOD	$6,477	$15,017	$6,477	$15,017

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid	$2	$6	$5	$17

Amount of income taxes paid	$—	$—	$—	$5

Notes to the Consolidated Financial Statements

(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

1. Basis of Presentation

The accompanying unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (Canadian GAAP) for interim financial statements. The accounting principles and methods of computation adopted in these financial statements are the same as those of the audited financial statements for the year ended December 31, 2003, except as noted below.

Omitted from these statements are certain information and note disclosures normally included in the annual financial statements prepared in accordance with Canadian GAAP. The financial statements and notes presented should be read in conjunction with the audited financial statements for the year ended December 31, 2003 filed with the appropriate securities commissions.

Comparative figures for prior periods have been restated to conform to the current presentation.

2. Accounting Policy Changes

a) Stock-based compensation

Effective January 1, 2004, the Company adopted the fair value based method of accounting for stock options which were granted to employees on or after January 1, 2002 as required by CICA Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments. The change was adopted retroactively without restatement. Under this method, the estimated fair value of the stock options granted is recognized over the applicable vesting period as a charge to stock compensation expense and a credit to contributed surplus. When options granted on or after January 1, 2002 are exercised, the proceeds received and the related amount in contributed surplus are credited to share capital. For options granted prior to January 1, 2002, the Company continues to follow the accounting policy under which no expense is recognized. When these options are exercised, the proceeds are credited to share capital.

The impact on the financial statements arising from adoption of the fair value method is disclosed in Note 5 Stock-Based Compensation.

b) Asset impairment

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3063 Impairment of Long-Lived Assets, applicable to fiscal years beginning on or after April 1, 2003. Section 3063 requires that the impairment of long-lived assets held for use be established through a two-step process, with the first step determining when an impairment is recognized, and the second step measuring the amount of the impairment. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition, and is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. There is no material impact on the financial statements resulting from the adoption of Section 3063 either in the current period or the prior periods presented.

3. Long-Term Investments

Pursuant to a share subscription agreement dated March 9, 2004 with Cancer Vac Pty. Ltd. (Cancer Vac), a private company with its corporate office in Melbourne, Australia, the Company acquired a 10% equity interest in Cancer Vac and a seat on its board as partial consideration for access to the Company’s exclusive worldwide rights to the MUC1 protein technology. The shares in Cancer Vac have been valued at $264 representing the fair value of the licensing rights. The related sublicensing revenue has been recorded as deferred revenue and is being recognized as revenue on a straight line basis over 15 years.

As the equity investment in Cancer Vac is not subject to significant influence, it is accounted for using the cost method.

Notes to the Consolidated Financial Statements
(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

4. Share Capital

	September 30	December 31
(# in thousands)	2004	2003
Common shares
Common shares, beginning of period	72,545	53,796
Equity placements	—	17,070
1999 Common Stock Purchase Agreement (equity line)	—	1,366
Exercise of warrants	—	267
Exercise of stock options	17	46

Common shares, end of period	72,562	72,545

Common shares outstanding as at October 15, 2004	72,562

Stock options
Stock options, beginning of period	4,519	4,601
Granted	507	903
Exercised	(17)	(46)
Cancelled	(741)	(939)

Stock options, end of period	4,268	4,519

Stock options outstanding as at October 15, 2004	3,960

Stock options are exercisable at a range of exercise prices from $1.51 to $23.10 per share.
Warrants
Warrants, beginning of period	4,252	975
Issued	—	3,544
Exercised	—	(267)
Expired	(200)	—

Warrants, end of period	4,052	4,252

Warrants outstanding as at October 15, 2004	4,052

The warrants provide the holders with the right to purchase common shares at a range of prices from U.S. $1.66 to U.S. $6.00 per share.

Notes to the Consolidated Financial Statements

(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

5. Stock-Based Compensation

Retroactive application of Section 3870

Effective January 1, 2004, the Company adopted the fair value based method of accounting for employee stock options granted on or after January 1, 2002 retroactively without restatement as allowed under the transitional provisions of CICA Handbook Section 3870. As a result, the opening balances of deficit, contributed surplus, and share capital were increased by $1,573, $1,546, and $27 respectively at January 1, 2004.

In the third quarter of 2004, stock compensation expense of $260 was recognized ($812 for the nine months ended September 30, 2004), representing the amortization applicable to the current period of the estimated fair value of options granted since January 1, 2002. An amount of $23 arising from the exercise of these options for the nine months ended September 30, 2004 was credited to share capital from contributed surplus.

Current stock compensation expense

The following weighted-average assumptions were used in the Black-Scholes option pricing model for valuation of stock options granted during the nine months ended September 30, 2004:

Expected dividend rate	0.0%
Expected volatility	112.83%
Risk-free interest rate	3.80%
Expected life of options in years	6.0
Weighted average grant-date fair value of options	$1.85

6. Basic and Diluted Loss per Share

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
Net loss, as reported	$(4,804)	$(4,450)	$(8,644)	$(14,342)
Convertible debentures accounted for as equity:
Accretion of convertible debentures	—	—	—	(713)
Interest, foreign exchange gain (loss), and carrying charges on convertible debentures	—	—	—	439

Net loss to common shareholders	$(4,804)	$(4,450)	$(8,644)	$(14,616)

Weighted average number of common shares outstanding (in thousands)	72,560	59,145	72,560	56,145

Basic and diluted loss per share	$(0.07)	$(0.08)	$(0.12)	$(0.25)

Notes to the Consolidated Financial Statements

(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

7. Collaborative Agreements

On May 3, 2001, the Company entered into a collaborative arrangement with Merck KGaA to pursue joint global product development, licensing and commercialization of the Company’s two lead candidates, L-BLP25 and Theratope, for the treatment of various cancer indications.

Upon execution of the collaborative agreements, Merck KGaA made an upfront payment of $10,534 to the Company comprising technology access, licensing, and other fees related to L-BLP25 and Theratope. This payment has been recorded as deferred revenue and is being recognized as revenue on a straight line basis over 10 years.

In June 2004 Merck KGaA returned all of their rights to develop and commercialize Theratope to the Company in accordance with certain provisions under the collaborative agreements. As a result thereof, the second quarter included an addition to income of $5.9 million representing the recognition into income of the remaining deferred revenue balance from Merck KGaA related to Theratope.

8. Segmented Information

The Company is engaged worldwide primarily in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer. Operations and capital assets by geographic region for the periods indicated are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2004	2003	2004	2003
Revenue from operations located in
Canada	$84	$19	$284	$86
United States	—	1	—	1
Barbados	427	550	5,002	2,328
Europe	20	109	2,681	327

	$531	$679	$7,967	$2,742

Amortization of capital assets in
Canada	$76	$104	$258	$328
United States	13	8	32	22

	$89	$112	$290	$350

Notes to the Consolidated Financial Statements

(Canadian dollars, in thousands, except per share amounts and as noted otherwise)
(Unaudited)

	September 30	December 31
	2004	2003
Capital assets (net) in
Canada	$407	$607
United States	70	34

	$477	$641

The Company derives significant revenue from certain customers. The number of customers which individually account for more than 10 per cent of revenue and total revenue from transactions with those customers are as follows:

	Number of Customers	Revenue
2004	1	$7,739
2003	1	2,741

Form 52-109FT2 — Certification of Interim Filings during Transition Period

I, T. Alexander McPherson, MD, PhD., President and CEO, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Biomira Inc. for the quarter ending September 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

November 10, 2004

/s/ T. Alexander McPherson T. Alexander McPherson President and CEO

Form 52-109FT2 — Certification of Interim Filings during Transition Period

I, Edward A. Taylor, Vice President Finance and Chief Financial Officer, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Biomira Inc. for the quarter ending September 30, 2004;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of the date and for the periods presented in the interim filings.

November 10, 2004

/s/ Edward A. Taylor Edward A. Taylor Vice President Finance and Chief Financial Officer

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)
Date: November 10, 2004	By:	/s/ Edward A. Taylor
Edward A. Taylor
Vice President Finance and Chief Financial Officer